SMACK SPORTSWEAR
13636 Ventura Blvd #475
Sherman Oaks, CA 91423

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
________________________________

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement, which is being mailed on or about January 31, 2016 to the holders of record of shares of common stock, $0.001 par value (the “Common Stock”), of Smack Sportswear, a Nevada corporation (the “Company”), is being furnished in connection with the appointment of Derek Williams to the Board of Directors of the Company (the “Board”). The appointment of Mr. Williams as a director of the Company was made in connection with the Share Exchange Agreement (the "Exchange Agreement") with Almost Never Films Inc., an Indiana corporation, and its two shareholders, Danny Chan and Derek Williams (the “Almost Never Shareholders”). Almost Never is an independent film company focused on film production and production related services in connection with genre specific motion pictures with production costs in the $5.0 million to $50.0 million range.

As a result of the transaction contemplated by the Exchange Agreement, Almost Never became our wholly-owned subsidiary, and the Almost Never Shareholders acquired a controlling interest in the Company. At the closing:
•	1,000,000 shares of our Series A Convertible Preferred Stock (the “Series A Preferred Stock”) were issued to the Almost Never Shareholders on a pro rata basis in exchange for all 100,000,000 shares of issued and outstanding common stock of Almost Never;
•	each Almost Never Shareholder received 500,000 shares of our Series A Preferred Stock, and each share of Series a Convertible Preferred Stock of the Company is convertible, at the option of the holder, into 100 shares of our Common Stock; and
•	the 27,621,237 shares of our Common Stock issued and outstanding immediately prior to the transaction, now only reflect approximately 20% of the voting rights of our outstanding Common Stock.
There are no arrangements or understandings among members of both the former and new control persons and their associates with respect to the election of directors of the Company or other matters.

Prior to the closing of the transactions contemplated by the Exchange Agreement, our Board consisted of one member, Doug Samuelson, who was also our interim Chief Executive Officer and Chief Financial Officer. In connection with the transaction contemplated by the Exchange Agreement: (i) Danny Chan, the Chief Executive Officer of Almost Never, was appointed to serve as our Chief Executive Officer, Chief Financial Officer and a director of the Board; (ii) Derek Williams was appointed to serve as our Chief Operating Officer and ten (10) days after the filing and distribution of this Schedule 14f-1 Information Statement will become a director of the Board; and (iii) Mr. Samuelson resigned as our Interim Chief Executive Officer and Chief Financial Officer, and ten (10) days after the filing and distribution of this Schedule 14f-1 Information Statement, he will automatically resign as a director of the Board.

No action is required by the stockholders of the Company in connection with the actions described in this Information Statement. Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires the mailing to the Company’s shareholders of this Information Statement prior to a change in a majority of the Company’s directors otherwise than at a meeting of the Company’s stockholders.

The information contained in this Information Statement concerning Messrs. Chan and Williams has been furnished to the Company by such persons and the Company assumes no responsibility for the accuracy or completeness of such information. The previous principal of the Company assumes the responsibility for the accuracy and completeness of the information provided herein relating to the Company prior to January 15, 2016. The Company does not have a principal office, but maintains a mailing address at 13636 Ventura Blvd #475, Sherman Oaks, CA 91423.

GENERAL

There are currently 27,621,237 shares of Common Stock outstanding and 1,000,000 shares of Series A Preferred Stock outstanding. As a result of the consummation of the transaction contemplated by the Exchange Agreement, the Board consists of two members, Danny Chan and Doug Samuelson.  Mr. Chan was appointed as a director of the Company and effective as of ten (10) days after the delivery to the shareholders of the Company of this Information Statement pursuant to Rule 14f-1, Derek Williams will be appointed as a director of the Company and Mr. Samuelson will resign as a director of the Company.

Pursuant to the Exchange Agreement, we issued 1,000,000 shares of our Series A Preferred Stock to the Almost Never Shareholders in exchange for all 100,000,000 shares of issued and outstanding common stock of Almost Never. As a result, Almost Never became our wholly-owned subsidiary, and the Almost Never Shareholders acquired a controlling interest in the Company.  Each holder of Series A Preferred Stock of the Company may convert such shares of Series A Preferred Stock of the Company into fully paid, non-assessable shares of Common Stock of the Company at a conversion rate calculated by multiplying the number of shares of Series A Preferred Stock of the Company to be converted by one hundred (100).

Holders of our Series A Preferred Stock are entitled to vote on all matters submitted to the Company’s stockholders and are entitled to such number of votes as is equal to the number of shares of the Common Stock of the Company into which such shares of Series A Preferred Stock are convertible. The Certificate of Designation of the Company’s Series A Preferred Stock was filed with the Secretary of State of Nevada on January 15, 2016, a copy of which was filed as Exhibit 4.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 20, 2016.
The Certificate of Designation also provides that as long as any shares of Series A Preferred Stock are outstanding, the Company will not, without first obtaining the approval by vote or written consent of all the holders of then outstanding shares of Series A Preferred Stock, voting as a separate class:
•	Amend any Articles of Incorporation, certificate of designation or by-laws or other constitutional documents of the Company that adversely affect the Series A Preferred Stock;
•	Issue any securities or reclassify any outstanding securities of the Company;
•
Merge or consolidate the Company with one or more other corporations in which the shareholders of the Company immediately after such merger or consolidation hold stock representing less than a majority of the voting power of the outstanding stock of the surviving company;

•	Liquidate or dissolve the Company or terminate or materially modify the Company’s subsidiaries;
•	Make any acquisitions, divestments or disposals where the aggregate consideration, in one transaction or a series of related transactions, exceeds $1,000,000;
•	Materially change the nature of the business and strategic direction of the Company;
•	Incur any capital expenditures for any project which exceeds $1,000,000;
•	Incur any new indebtedness which exceeds $1,000,000;
•	Enter into any new related-party transactions or a series of related-party transactions within any 12-month period, contracts and arrangements which exceed $1,000,000 in consideration; and
•	Make any payments outside the ordinary course of business or any payment of dividends.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

Effective as of the consummation of the transactions contemplated by the Exchange Agreement, Doug Samuelson resigned as our Interim Chief Executive Officer and Chief Financial Officer. Danny Chan became our Chief Executive Officer and Chief Financial Officer and a director of the Company. Derek Williams became our Chief Operating Officer. Ten (10) days after the filing and the distribution of this Schedule 14f-1 Information Statement, Mr. Williams will become a director of the Board and Mr. Samuelson will resign as a director.

Below are the names of and certain information regarding the Company's current executive officers and directors who were appointed effective as of the closing of the transactions contemplated by the Exchange Agreement:

Name	Age	Position	Date Named to Board of Directors/as Executive Officer
Danny Chan	38	Chief Executive Officer, Chief Financial Officer and Director	January 15, 2016
Derek Williams	34	Chief Operating Officer	January 15, 2016
Doug Samuelson	56	Director	July 15, 2015

The principal occupation and business experience during the past five years for our executive officers and directors are as follows:

Danny Chan, 38, Chief Executive Officer, Chief Financial Officer, Director.  Danny Chan joined us as Chief Executive Officer, Chief Financial Officer and a director of our Board on January 15, 2016. Since October of 2012 to Present, Mr. Chan serves as a managing director of Iconic Private Equity Partners. From July of 2010 to September of 2012 Mr. Chan served as managing director of Raider Capital Corporation. Mr. Chan earned a bachelor's degree in finance from Indiana University.

Derek Williams, 34, Chief Operating Officer. Derek Williams joined us as Chief Operating Officer on January 15, 2016. Since February 2013 to present, Mr. Williams has been a private investor managing his family estate while also creating fine art for his private clientele. Mr. Williams has over thirteen years of experience working on visual effects in Hollywood.  While attending university he began his film career working on Looney Toons Back in Action and A Cinderella Story. From May of 2012 to January of 2013, Mr. Williams held a position with GS Entertainment working on visual effects.  From December of 2011 to May of 2012, Mr. Williams held a position at leading visual effects company Pixel Magic.  He was responsible for coordinating a multinational 3D conversion team with offices in Los Angeles, Lafayette Louisiana, and India. Films Mr. Williams has worked on for both visual effects and 3D conversion include movies such as Harry Potter Deathly Hollows Part I and II, Jonah Hex, Chronicles of Narnia: The Voyage of The Dawn Treader, The Help, Fright Night, The Twilight Saga: Breaking Dawn Part I, Ghost Rider Spirit of Vengeance, Men In Black 3, The Conjuring, Gangster Squad, Beautiful Creatures, Looper, After Earth, Secretariat and Thunderstruck. Mr. Williams is a graduate of Occidental College.

Doug Samuelson, 56, Director. Doug Samuelson has his CPA license in California and has over 10 years of experience working for public accounting firms and over 10 years of experience as a CFO, Director and Controller of both private and publicly traded companies. Most recently, Doug was the CFO for two years at Medacta USA, an orthopedic distributor located in Camarillo, California. Before that, he had his own consulting practice, working as a contract CFO and assisting public companies with their Sarbanes-Oxley (SOX) compliance. From 2005 to 2010, he worked for JH Cohn LLP in their audit and consulting groups in Woodland Hills, California, primarily working with publicly traded companies with their SOX compliance, but also providing technical accounting and financial reporting guidance to those companies. He also managed audits for privately held companies. From 2002 to 2005, he worked for the RAND Corporation in Los Angeles, California, as a Director of Accounting. From 1998 to 2002, he worked for Spirent Communications as their Director of Accounting in Calabasas, California. From 1992 to 1998, he worked for Arthur Andersen LLP in their audit practice in Los Angeles, California. Doug has his Bachelor of Science degree in Accounting from the University of Utah and his Master of Science degree in Computer Science from the California State University, Northridge.

Directors are elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified.  Directors are elected by a plurality of the votes cast at the annual meeting of stockholders and hold office until the expiration of the term for which he or she was elected and until a successor has been elected and qualified.

A majority of the authorized number of directors constitutes a quorum of the Board for the transaction of business.

The directors must be present at the meeting to constitute a quorum. However, any action required or permitted to be taken by the Board may be taken without a meeting if all members of the Board individually or collectively consent in writing to the action.

To the best of the Company’s knowledge, there are no proceedings to which any of the foregoing individuals or any associate of any such person, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

There are no familial relationships among our current officers and directors. Our officers and directors are not directors or officers in any other U.S. reporting companies, other than as disclosed herein. None of our directors or officers has been affiliated with any company that has filed for bankruptcy within the last ten years other than as described above. The Company is not aware of any proceedings to which the Company’s current officer and director, or any associate of any such person, is a party adverse to the Company or has a material interest adverse to it.

Neither Mr. Chan nor Mr. Samuelson (i) beneficially owns any equity securities or rights to acquire any equity securities of the Company other than as disclosed below; (ii) has been involved in any transactions with the Company or had any business relationships with the Company or any of its directors, executive officers or affiliates of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act other than as disclosed in this Information Statement; and (iii) has been the subject of any civil regulatory proceeding or any criminal proceeding.

Director Independence

As a non-listed company, we are not subject to the rules regarding director independence.

Committees of the Board

We have not established any committees, such as an Audit Committee, a Compensation Committee or a Nominating Committee, or any committee performing a similar function. The function of those committees are being undertaken by the Board as a whole.

Terms of Office

The Company’s new director will be appointed for one-year term to hold office until the next annual general meeting of the Company’s stockholders or until removed from office in accordance with the Company’s bylaws and the provisions of the Nevada Corporate Law. Each of the Company’s directors will hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or is removed in accordance with the Company’s bylaws and provisions of the Nevada Corporate Law.

Involvement in Certain Legal Proceedings

Except for Mr. William’s conviction of a “wet reckless” on September 26, 2011, a misdemeanor offense involving reckless driving under California Vehicle Code Section 23103, none of our directors has been involved in the last ten years in any of the following:

·	Any bankruptcy petition filed by or against any business or property of such person, or of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

·	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

·	Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

·	Being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

·	Being the subject of or a party to any judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated relating to an alleged violation of any federal or state securities or commodities law or regulation, or any law or regulation respecting financial institutions or insurance companies, including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail, fraud, wire fraud or fraud in connection with any business entity; or

Being the subject of or a party to any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act, any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.
Stockholder Communication with the Board

·	Stockholders may send communications to our Board by writing to: 13636 Ventura Blvd #475 Sherman Oaks, CA 91423, Attention: Board of Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and greater than ten percent beneficial owners of our Common Stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Directors, executive officers and greater than ten percent stockholders are required by the rules and regulations of the Securities and Exchange Commission to furnish us with copies of all Section 16(a) reports they file. Based solely on a review of the copies of these reports furnished to us and written representations from such directors, executive officers and stockholders with respect to the period from June 30, 2014, through June 30, 2015, we are not aware of any required Section 16(a) reports that were not filed on a timely basis.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Board currently does not have any committees. Until further determination by the Board, the full Board will undertake the duties of the audit committee, compensation committee and nominating committee.

             We are not currently subject to listing requirements of any national securities exchange or inter-dealer quotation system which has requirements that a majority of the Board be "independent" and, as a result, we are not at this time required to have our Board comprised of a majority of "independent directors."

EXECUTIVE COMPENSATION

Presently there is no formal or informal method, either written or unwritten, of granting compensation to our officers and directors.  Directors and officers are not paid for attending meetings but any out-of-pocket costs borne by them will be paid by our Company.

Summary Compensation Table

The following table summarizes the compensation of our executive officers, directors and President during the fiscal years ended June 30, 2015 and 2014. No other officers or directors received annual compensation in excess of $100,000 during the last fiscal year.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensa-tion ($)	Total ($)
William Sigler,	2015	32,900	-	-	-	-	-	-	32,900
Director and former CEO (1)	2014	100,000	-	-	-	-	-	-	100,000
Doug Samuelson,	2015	64,500	-	37,500	-	-	-	-	102,000
Interim CEO and CFO (2)	2014	23,500	-	10,500	-	-	-	-	34,000
Christopher Jenks (3)	2015	-	25,000	9,731	-	-	-	-	34,731
	2014	-	-	-	-	-	-	-	-
Tom Mercer,	2015	52,500	-	-	-	-	-	-	52,500
President and Director (4)	2014	37,500	-	20,000	-	-	-	-	57,500
Charles A. Lesser,	2015	-	-	-	-	-	-	-	-
former CFO (5)	2014	40,000	-	80,000	-	-	-	-	120,000
Ray Valdez,	2015	-	-	-	-	-	-	-	-
former CIO (6)	2014	-	-	40,000	-	-	-	-	40,000

(1)
William Sigler was appointed as our Chief Executive Officer and a director in April 2012. During FY 2015 and FY 2014, Mr. Sigler accrued a salary of $32,900 and $100,000, respectively. Mr. Sigler resigned as our Chief Executive Officer on September 22, 2014. Mr. Sigler resigned as our Corporate Secretary on November 12, 2014. Mr. Sigler resigned as a director of the Company on July 27, 2015.

(2)
Doug Samuelson was appointed as our Interim Chief Executive Officer and Chief Financial Officer on February 16, 2015. Mr. Samuelson was appointed Chairman of the Board on June 5, 2015. During FY 2015 and FY 2014, Mr. Samuelson accrued a salary of $64,500 and $23,500, respectively. Mr. Samuelson also earned stock awards of $37,500 and $10,500 during FY 2015 and FY 2014, respectively. Effective upon the closing date of the Share Exchange transaction on January 15, 2016, Mr. Samuelson resigned as our Interim Chief Executive Officer and Chief Financial Officer.

(3) (4)
Christopher Jenks was appointed Chairman of the Board on October 15, 2014, and our interim Chief Executive Officer on November 12, 2014. Mr. Jenks resigned as our interim Chief Executive Officer and President on February 13, 2015. Mr. Jenks resigned as a Chairman of our Board on June 5, 2015.
Tom Mercer was appointed President and Director in February 2014. During FY 2015 and FY 2014, Mr. Mercer accrued a salary of $52,500 and $37,500, respectively. Mr. Mercer also earned stock awards of $20,000 during FY 2014. Mr. Mercer resigned as our President and a director on January 9, 2015.

(5) (6)
Charles A. Lesser was appointed as our CFO in December 2012. During FY 2014, Mr. Lesser accrued a salary of $40,000 and earned stock awards of $80,000.
Ramon Valdez was CFO and subsequently Chief Information Officer for the Company. Mr. Valdez resigned his position during FY 2014. Mr. Valdez received stock awards of $40,000 in FY 2014.

Stock-Based Compensation
The Company periodically issues Common Stock to employees for services. The Company accounts for stock payments to employees by measuring the cost of services received in exchange for equity on the grant date fair value of the awards, with the cost recognized as compensation expense in the Company’s financial statements over the vesting period of the awards.
Director Compensation

Chris Jenks received stock awards in the amount of $9,731 for his services on the Board during the fiscal year ended June 30, 2015.

We have no plans in place and have never maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax-qualified deferred exchange plans and nonqualified deferred exchange plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officers or any other persons following, or in connection with the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer's responsibilities following a change in control.

We have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officers listed above.

Employment Agreement

We have no employment agreements with any of our officers, and have not issued any incentive or other stock options, profit sharing or similar benefits.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our Common Stock as of January 15, 2016, immediately after the closing of the transactions contemplated by the Exchange Agreement and the issuance of 1,000,000 shares of our Series A Preferred Stock (which are convertible to 100,000,000 shares of Common Stock held by the Almost Never Shareholders), by (i) each stockholder known by us to be the beneficial owner of more than 5% of our Common Stock (our only classes of voting securities), (ii) each of our directors and executive officers, and (iii) all of our directors and executive officers as a group.  To the best of our knowledge, except as otherwise indicated, each of the persons named in the table has sole voting and investment power with respect to the shares of our Common Stock beneficially owned by such person, except to the extent such power may be shared with a spouse.  To our knowledge, none of the shares listed below are held under a voting trust or similar agreement, except as noted.  Other than as described in this Information Statement, to our knowledge, there is no arrangement, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

Unless otherwise indicated in the following table, the address for each person named in the table is c/o Almost Never Films Inc., 13636 Ventura Blvd #475, Sherman Oaks, CA 91423.

The following table indicates the percentage of the class including the Series A Preferred Stock owned by Messrs. Chan and Williams.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Owner	Percent of Class(1)
5% Stockholder
Fox Chase PO Box 233, Redondo Beach, CA 90277	Common Stock	1,666,667	6.0%
Named Executive Officers and Directors
Danny Chan, Chief Executive Officer, Chief Financial Officer and Director	Common Stock	51,706,084(2)	66.6	%(2)
Derek Williams, Chief Operating Officer	Common Stock	50,000,000(3)	64.4	%(3)
Doug Samuelson, Director and Former Officer 6025 Macadam Ct., Agoura Hills, CA	Common Stock	2,558,334	9.3%
William Sigler(4), Former Officer 1765 Oak Street, Torrance, CA 90501	Common Stock	3,418,999	12.4%
Christopher Jenks, Former Officer 1211 8th St. Manhattan Beach, CA 90266	Common Stock	1,458,334	5.3%
All directors and officers as a group (3 persons)	Common Stock	104,264,418	81.7%

(1) Percentages are based upon 27,621,237 shares of our Common Stock and the Series A Convertible Preferred Stock issued and outstanding.

(2) The shares of Common Stock indicated as beneficially owned by Danny Chan include 50,000,000 shares of Common Stock issuable upon the conversion of 500,000 shares of Series A Preferred Stock.

(3) The shares of Common Stock indicated as beneficially owned by Derek Williams include 50,000,000 shares of Common Stock issuable upon the conversion of 500,000 shares of Series A Preferred Stock.

(4) As of July 27, 2015, William Sigler resigned as a director of the Company. In connection therewith, Mr. Sigler also agreed to sell all his shares of Common Stock in the Company for an aggregate purchase price of $90,000; however, Mr. Sigler has no further obligation to sell his shares and is free to sell or transfer his shares as he desires. In September 2015, Mr. Sigler sold 1,706,084 shares of Common Stock to Danny Chan for an aggregate purchase price of $22,500.

Beneficial Ownership of Our Series A Preferred Stock

The following table sets forth certain information regarding beneficial ownership of our Series A Preferred Stock as of January 15, 2016, immediately following the closing of the transactions contemplated by the Exchange Agreement, by (i) each stockholder known by us to be the beneficial owner of more than 5% of our Series A Preferred Stock, (ii) each of our directors and executive officers, and (iii) all of our directors and executive officers as a group.  Each share of Series A Preferred Stock is entitled to vote on all matters submitted to the Company’s stockholders and are entitled to such number of votes as is equal to the number of shares of Common Stock into which such shares of Series A Preferred Stock are convertible. Each share of Series A Preferred Stock is currently convertible into 100 shares of Common Stock. Unless otherwise indicated, the persons named in the table below had sole voting and investment power with respect to the number of shares indicated as beneficially owned by them.
Unless otherwise indicated in the following table, the address for each person named in the table is c/o Almost Never Films Inc., 13636 Ventura Blvd #475, Sherman Oaks, CA 91423.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Owner	Percent of Class(1)

Named Executive Officers and Directors
Danny Chan, Chief Executive Officer, Chief Financial Officer and Director	Series A Convertible Preferred Stock	500,000	50.0%
Derek Williams, Chief Operating Officer	Series A Convertible Preferred Stock	500,000	50.0%
All directors and officers as a group (3 persons)	Series A Convertible Preferred Stock	1,000,000	100.0%

(1) Percentages are based on 100,000,000 shares of our Series A Preferred Stock issued and outstanding immediately after the closing of the Share Exchange on January 15, 2016.
CHANGE IN CONTROL

The statements made in this Information Statement referencing the Exchange Agreement are qualified in their entirety by reference to the text of said agreement, and are expressly made subject to the more complete information set forth therein. The full text of the Exchange Agreement is attached as Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 20, 2016, pursuant to which Messrs. Chan and Williams sold the outstanding shares in Almost Never Films Inc. to the Company in exchange for the issuance by the Company of 1,000,000 shares of Series A Preferred Stock.  The Series A Preferred Stock represents a majority control of the Company.

There are no arrangements or understandings among members of both the former and new control group and their associates with respect to the election of directors of the Company or other matters.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SEC rules require us to disclose any transaction or currently proposed transaction in which the Company is a participant and in which any related person has or will have a direct or indirect material interest involving the lesser of $120,000.00 or one percent (1%) of the average of the Company's total assets as of the end of last two completed fiscal years.  A related person is any executive officer, director, nominee for director, or holder of 5% or more of the Company's Common Stock, or an immediate family member of any of those persons.

On January 15, 2016, the Company, Almost Never, and the Almost Never Shareholders, Danny Chan and Derek Williams, entered into the Exchange Agreement. The two Almost Never Shareholders were each issued 500,000 shares of Series A Preferred Stock of the Company. Each holder may convert such shares of Series A Preferred Stock of the Company into fully paid, non-assessable shares of Common Stock of the Company at a conversion rate calculated by multiplying the number of shares of Series A Preferred Stock of the Company to be converted by 100.  The Certificate of Designation of the Series A Preferred Stock also provides that as long as any shares of Series A Preferred Stock are outstanding, the Company will not, without first obtaining the approval by vote or written consent of all the holders of then outstanding shares of Series A Preferred Stock, voting as a separate class:

•	Amend any Articles of Incorporation, certificate of designation or by-laws or other constitutional documents of the Company that adversely affect the Series A Preferred Stock;
•	Issue any securities or reclassify any outstanding securities of the Company;
•
Merge or consolidate the Company with one or more other corporations in which the shareholders of the Company immediately after such merger or consolidation hold stock representing less than a majority of the voting power of the outstanding stock of the surviving company;

•	Liquidate or dissolve the Company or terminate or materially modify the Company’s subsidiaries;
•	Make any acquisitions, divestments or disposals where the aggregate consideration, in one transaction or a series of related transactions, exceeds $1,000,000;
•	Materially change the nature of the business and strategic direction of the Company;
•	Incur any capital expenditures for any project which exceeds $1,000,000;
•	Incur any new indebtedness which exceeds $1,000,000;
•	Enter into any new related-party transactions or a series of related-party transactions within any 12-month period, contracts and arrangements which exceed $1,000,000 in consideration; and
•	Make any payments outside the ordinary course of business or any payment of dividends.
As of September 30, 2015 and June 30, 2015, the Company owed an officer of the Company $100,000 and $88,000, respectively, relating to unpaid compensation. As of September 30, 2015 and June 30, 2015, the Company also owed $25,000 of compensation to a former officer and director of the Company. On October 31, 2015, the amounts due to these related parties totaling $125,000 on that date was converted into 3,125,000 shares of the Company’s Common Stock.

On July 27, 2015, the Company entered into an Asset Purchase Agreement with William Sigler, the former Chief Executive Officer of the Company, to sell him the remaining assets of the Company. The purchase price of the assets sold was $132,900, which was paid by the cancellation of indebtedness owed by the Company to Mr. Sigler. The Company and Mr. Sigler also executed and delivered mutual release agreements that released each party from any and all claims, liabilities and indebtedness owed to the other. As of that date, Mr. Sigler also resigned as a director of the Company.

Other Information

We file periodic reports, proxy statements, and other documents with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to the Board at 13636 Ventura Blvd #475 Sherman Oaks, CA 91423.